INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

April 29, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Investment Managers Series Trust (the “Registrant”) File No. 333-122901
on behalf of the Zacks Market Neutral Fund and the Zacks Multi-Cap
Opportunities Fund

Below is a summary of the comments provided by Mr. Eskildsen of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Annual Report dated November 30, 2008, for the Zacks Market Neutral Fund and the Zacks Multi-Cap Opportunities Fund, each a series of the Registrant.  Our response is listed below each comment.

1.	Page 8, Fund Expenses for the Zacks Market Neutral Fund.
Although, the Zacks Market Neutral Fund had a shorter period from its inception of 7/24/08, the account values and expenses paid for the Hypothetical Example should be calculated based on a full fiscal half-year period.

RESPONSE: Going forward, the Hypothetical Example will be based on a full fiscal half-year period.

2.
When comparing the deferred offering costs of $57,000 for the Zacks Market Neutral Fund disclosed on page 32 with the amortized amount of $6,767 listed on the Statement of Operations found on page 24, the two amounts seem to be inconsistent for the amortization period.

RESPONSE:  The deferred offering costs of $57,000, disclosed on Page 32, include state registration fees (blue sky fees) of $32,261.   Amortized state registration fees are included as a separate line item on the Statement of Operations.  Going forward, the Registrant will add a statement in the Notes to the Financial Statements that the deferred offering costs include $32,261 of state registration fees.  Further, the $57,000 of deferred offering costs will be fully amortized during the twelve month period ending July 24, 2009.

3.	Change the status of the ThinkFunds to “inactive” on EDGAR which liquidated on August 28, 2008.

RESPONSE: On April 2, 2009, the ThinkFunds status was changed to “inactive” on EDGAR.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/JOY AUSILI

Joy Ausili
Investment Managers Series Trust
Assistant Treasurer
626-914-1360